Mechanical Technology Incorporated

431 New Karner Road

Albany, New York 12205

March 23, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: Mechanical Technology Incorporated

Registration Statement on Form S-1

(Registration No. 333-123461)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, Mechanical Technology Incorporated (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Registrant's Registration Statement on Form S-1 (File No. 333-123461), together with all exhibits thereto (the "Registration Statement").

The Registrant requests such withdrawal because the Registration Statement was filed on March 21, 2005 under an incorrect file number. The Registrant intended that the Registration Statement amend its previously filed Registration Statement on Form S-3 (File No. 333-121868). At the suggestion of the Staff, the Registrant filed a superseding amendment to the Registration Statement on March 22, 2005 under the correct file number. As a result, the subject filing is no longer necessary. No shares of the Registrant's common stock have been issued or sold under the Registration Statement.

If you have any questions or comments or require further information or documentation, please do not hesitate to call Cynthia A. Scheuer at (518) 533-2240.

Sincerely,

MECHANICAL TECHNOLOGY

INCORPORATED

By: s/Steven N. Fischer

Name: Steven N. Fischer

Title: Chief Executive Officer